EXHIBIT 8.1



__________________, 2000               FORM OF OPINION TO BE RENDERED AT CLOSING

North Valley Bancorp
880  E. Cypress Avenue
Redding, California 96002


Six Rivers National Bank
401 F Street
Eureka, California 95501

                  MERGER OF NVB INTERIM BANK INTO SIX RIVERS NATIONAL BANK

Ladies and Gentlemen:

         You have asked for our opinion as to certain federal and California income tax consequences of the proposed reorganization transaction that will result in the merger of Six Rivers National Bank, a national banking association ("SRNB") with and into NVB Interim Bank, an interim national banking association ("Interim Bank") and a wholly-owned subsidiary of North Valley Bancorp, a California corporation ("NVBancorp"), pursuant to the Agreement and Plan of Reorganization and Merger dated as of October 3, 1999 (the "Agreement"). This opinion is delivered to you pursuant to Sections 7.j and 8.j of the Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Agreement.

         The Agreement provides that at the Effective Time of the Merger, SRNB will be merged with and into Interim Bank, with Interim Bank as the surviving corporation. In the Merger, each share of SRNB common stock will be exchanged for the right to receive a specified number of shares of NVBancorp common stock. No fractional shares of NVBancorp common stock will be issued in the Merger, but SRNB shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof.
SRNB has only common stock outstanding.

         In rendering the opinions expressed in this letter, we have assumed that the transactions described in the Agreement will be carried out in all respects as provided therein. In addition, we have examined and are relying upon (without any independent investigation or review) the truth, correctness and completeness at all relevant times of the statements, covenants, representations and warranties contained in the Agreement, letters dated __________ delivered to us by NVBancorp and SRNB (the "Tax Representation Letters"), the Proxy Statement/Prospectus dated ___________ delivered to SRNB shareholders in connection with the solicitation of proxies for the SRNB vote on the Merger (the "Proxy Statement/Prospectus"), and such other instruments and documents as we have deemed necessary.

         Based upon our understanding of the transaction as described above and the above information, representations and assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for purposes of federal income tax law and California income and franchise tax law:

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         1. The merger of SRNB with and into Interim Bank and the issuance of
NVBancorp common stock in the transaction as described in the Agreement will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

         2. The Merger will not result in the recognition of gain or loss by NVBancorp or SRNB.

         3. No gain or loss will be recognized by holders of SRNB stock on the exchange of SRNB stock for NVBancorp common stock, except to the extent gain is recognized with respect to cash received in lieu of fractional shares.

         4. The holding period of NVBancorp stock received in exchange for SRNB stock (including any fractional share prior to its conversion into cash) will include the holding period of the SRNB stock for which it is exchanged, assuming that the shares of SRNB stock are capital assets in the hands of the holder at the Effective Time of the Merger.

         5. The aggregate adjusted tax basis of the shares of NVBancorp stock received by an SRNB shareholder in the Merger (including any fractional share prior to its conversion into cash) will be the same as the aggregate adjusted tax basis of the SRNB shares surrendered in exchange therefor.

         6. An SRNB shareholder who dissents to the Merger and receives cash for his or her SRNB stock will be treated as having received a distribution in redemption of his or her SRNB stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code of 1986, as amended.

         We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and the reference to the name of our firm therein and under the caption "Certain Federal Income Tax Consequences."

                                    Very truly yours,

                                    /s/ McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP
                                    ------------------------------------------
                                        McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP

                                    By

                                        A Member of the Firm